

February 3, 2015

Via E-mail
Mr. Emory O. Berry
Chief Financial Officer
Concurrent Computer Corporation
4375 River Green Parkway, Suite 100
Duluth, GA 30096

Re: Concurrent Computer Corporation
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed August 27, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed October 28, 2014
File No. 000-13150

Dear Mr. Berry:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2014

Item 9A. Controls and Procedures, page 40

1.   We note your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures as of June 30, 2014 were effective; however, you did not include the definition of disclosure controls and procedures or refer to such definition as stated in the Exchange Act Rules.   Please confirm to us, if true, that your officers concluded your disclosure controls and procedures are effective as of June 30, 2014, to ensure that the information required to be disclosed by the company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission´s rules and forms and also to ensure that information

required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure. Further, in future filings, revise your disclosures to include the full definition of disclosure controls and procedures or clearly indicate that the evaluation was made with respect to disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act. We refer you to Item 307 of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures; Changes in Internal Control Over Financial Reporting, page 24

2. We note that your chief executive officer and chief financial officer performed an evaluation of the effectiveness of your disclosure controls and procedures as of September 30, 2014; however, you did not include your conclusion on the effectiveness of your disclosure controls and procedures as of that date. Please amend this Form 10-Q and revise your disclosures here to include the conclusions of your certifying officers regarding the effectiveness of your disclosure controls and procedures as of September 30, 2014. We refer you to Item 307 of Regulation S-K.

3. We further note you state that management concluded that your internal control over financial reporting was effective as of September 30, 2014. It is unclear to us why you have included this statement and under what basis such conclusion was reached. Please remove this disclosure in your amended filing or explain to us why you believe such disclosure is appropriate.

Exhibits 32.1 and 32.2

4. Your Section 906 certifications refer to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 rather than the Quarterly Report on Form 10-Q for the quarter ended September 30, 2014. Please revise these certifications to refer to the appropriate form and period, which will be Form 10-Q/A for the quarter ended September 30, 2014, and file with your amended Form 10-Q. Also update the Section 302 certifications included as Exhibits 31.1 and 31.2 with the current date and file those with your amended Form 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Senior Staff Accountant at (202) 551-3407 or Melissa Kindelan, Senior Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief